FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 19, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   March 19, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2007 YEAR END FINANCIAL RESULTS

Vancouver, British Columbia – March 19, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three- and 12-month periods ended December 31, 2007.  All results are in Canadian dollars unless otherwise stated.

2007 Summary

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Revenue increased to $17.6 million, up 15% from $15.3 million in 2006

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Gross margin was 52%, compared to 41% in 2006

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Operating expenses decreased to $6.8 million, or 39% of revenue, compared to $10 million, or 65% of revenue, in 2006.

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Net earnings were $1.5 million or $0.03 per share, compared to a net loss of $4.4 million, or $(0.09) per share in 2006

•

Paid down $2 million convertible debt obligation

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Expanded suite of offerings with the launch of seven new products

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Received U.S. patent for GLOBETrekker design and a European patent for company’s frequency selective surface waveguide filter design

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Established a representative sales office in Monte-Carlo, Monaco

Q4 2007 Financial Summary

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Q4 revenue was $4.7 million, compared to $5.4 million in Q4 2006

o

Revenue from the Satellite Systems segment was $2.6 million, compared to $3.1 million in Q4 2006

o

Revenue from the Microwave Products segment was $2.1 million compared to $2.3 million in Q4 2006

•

Gross margin for Q4 was 47%, in line with Q4 2006

•

Operating expenses for Q4 were $1.8 million, consistent with Q4 2006

•

Q4 net earnings were $0.2 million or $0.005 per share, compared to net earnings of $0.5 million, or $0.01 per share in Q4 2006

“Fiscal 2007 was a turnaround year for Norsat,” said Dr. Amiee Chan, president and CEO, Norsat International Inc. “As a result of our success in driving organic revenue growth while simultaneously reducing our cost base, we reversed what had been a pattern of losses.  With a solid operating platform now in place, in 2008 we plan to heighten our focus on driving growth. We plan to continue to add to our suite of technology and associated services, extend our geographic reach and expand into new market verticals.  To accelerate growth through these initiatives, we will also explore strategic acquisition opportunities.”

Financial Review

Revenue grew by $2.3 million or 15% to $17.6 million in 2007, predominantly as a result of the company’s increased penetration of the portable satellite systems market. Revenue from the company’s Satellite Systems segment grew to $7.8 million, from $6.3 million in 2006, and revenue from the Microwave Products segment increased to $9.8 million, compared to revenue of $9.0 million in 2006.

As Norsat generates the majority of its revenue in the U.S., the company estimates that Q4 2007 revenue was negatively affected by $0.5 million as a result of U.S. currency fluctuations relative to the Canadian dollar.  In addition, Q4 tends to be Norsat’s seasonally strongest quarter. The U.S. military year end is September 30, and this can lead to Norsat receiving orders in the final days of Q3, which are not reflected until subsequent quarters.  However, as a result of Norsat becoming more entrenched as a supplier, orders for both Microwave Products and Satellite Systems were booked more evenly throughout 2007. The combination of these two factors resulted in a 13% year-over-year decline in Q4 revenue.

Norsat’s overall gross margin for 2007 improved to 52% from 41% in 2006.  The increase primarily reflects the expansion of our turnkey services business.  Gross margin for 2007 for Norsat’s Satellite Systems segment grew to 58% from 38% the previous year, and gross margin for the company’s Microwave Products segment was 48% compared to 43% in 2006.

Operating expenses for 2007 decreased to $6.8 million, or 39% of revenue, from $10.0 million, or 65% of revenue in 2006. The year-over-year reduction reflects the positive results of Norsat management’s cost restructuring initiatives in the areas of inventory, rent and headcount, which commenced in the fourth quarter of 2006.

For 2007, net earnings were $1.5 million, or $0.03 per share, compared to a net loss of $4.4 million or ($0.09) per share in 2006.

Operating activities generated $0.5 million of cash in 2007, compared to ($3.8) million the previous year. Norsat ended the year with cash and equivalents of $0.7 million, compared to $1.8 million as at December 31, 2006. The $1.1 million decrease was primarily a result of Norsat making a payment toward its $2.0 million in debt obligations during the first half of 2007. As at December 31, 2007, Norsat’s working capital improved to $4.8 million from $2.3 million as at December 31, 2006.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on March 19, 2008 at 5:00 p.m. Eastern Time. To access the conference call by telephone, dial (647)-427-3420 or 1-888-300-0053. The conference call reference number is 38371491. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Eugene Syho

Kristen Dickson

Chief Financial Officer

The Equicom Group

Tel: 604 821-2838

Investor Relations

Email: esyho@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2007, and the Management Discussion and Analysis for the year ended December 31, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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